CM Life Sciences III Inc.

667 Madison Avenue

New York, NY 10065

November 30, 2021

VIA EDGAR

Division of Corporation Finance Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz and Chris Edwards

Re:	CM Life Sciences III Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 30, 2021
File No. 333-259054

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, CM Life Sciences III Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4 p.m., prevailing Eastern Time, on December 1, 2021, or as soon as practicable thereafter.

Please contact A.J. Ericksen (AJ.ericksen@whitecase.com / telephone: (713) 496-9688) or Marie Elena Angulo (marie.elena.angulo@whitecase.com / telephone: (305) 995-5263) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Sincerely,

By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

cc:	A.J. Ericksen, White & Case LLP
Marie Elena Angulo, White & Case LLP